Simpson Thacher & Bartlett LLP
900 G Street NW Washington, DC 20001 ____________
telephone: +1-202-636-5500 facsimile: +1-202-636-5502
Direct Dial Number 202-636-5915	E-mail Address Nathan.Briggs@stblaw.com

June 21, 2023

Via EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Bernard A. Nolan, Senior Counsel, and Tony Burak, Staff Accountant

Re:	Golub Capital Private Credit Fund Draft Registration Statement on Form N-2 CIK No. 0001930087

Dear Messrs. Nolan and Burak:

On behalf of Golub Capital Private Credit Fund (the “Fund”), we transmit for filing the Fund’s responses to comments received via telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on June 14, 2023 relating to the Fund’s letter responding to prior comments from the Staff, filed with the SEC on April 6, 2023 (the “April 6 Response Letter”), and Amendment No. 3 (“Amendment No. 3”) to the above-referenced draft Registration Statement on Form N-2 relating to the common shares of beneficial interest of the Fund, filed with the SEC on June 2, 2023. The Fund previously submitted the original draft registration statement to the SEC on November 18, 2022, and filed its initial registration statement on Form N-2 (333-272674) on June 15, 2023 (the “Registration Statement”). The below responses will be reflected, to the extent applicable, in one or more pre- or post-effective amendments to the Registration Statement.

Page references in the responses, if any, correspond to the pages of Amendment No. 3. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 3. The responses and information described below are based upon information provided to us by the Fund.

1.	Regarding your response to Comment 2 in the April 6 Response Letter, please provide an update to such response as to whether the Seed Transaction is probable for purposes of Rule 6-11 under Regulation S-X.

Response: The Fund confirms that there have been no material updates to its response to Comment 2 in the April 6 Response Letter and continues to believe that it is reasonable to conclude that the Seed Transaction is not yet probable for purposes of Rule 6-11.

Securities and Exchange Commission	June 21, 2023

2.	Please confirm that, if the Seed Transaction becomes probable under Rule 6-11 after the Registration Statement is declared effective, the Fund will file a post-effective amendment to the Registration Statement that includes the financial statements required by such Rule.

Response: The Fund confirms that it will file a post-effective amendment to the Registration Statement that includes the financial statements required by Rule 6-11 if it determines the Seed Transaction is probable for the purposes of such Rule.

_________________

Please call me (202-636-5915) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Nathan Briggs
Nathan Briggs

cc:

Keith O’Connell, Branch Chief
Michael J. Spratt, Assistant Director
Disclosure Review and Accounting Office

Joshua Levinson, Golub Capital Private Credit Fund

Daniel Colaizzi, Golub Capital Private Credit Fund

Rajib Chanda, Simpson Thacher & Bartlett LLP

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